SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

PETROBRAS ANNOUNCES THIRD QUARTER OF 2010 RESULTS

(Rio de Janeiro – November 23, 2010) - Petróleo Brasileiro S.A. - Petrobras today announced its consolidated results stated in U.S. dollars, prepared in accordance with U.S. GAAP.

Consolidated net income attributable to Petrobras reached U.S.$4,725 million in the third quarter of 2010 and U.S.$13,288 million in the nine-month period ended September 30, 2010.

HIGHLIGHTS

(in millions of U.S. dollars)

				For the nine-month periods ended September 30,
2Q-2010	3Q-2010	3Q-2009		2010	2009
4,246	4,725	3,734	Consolidated net income attributable to Petrobras	13,288	10,361
2,587	2,570	2,534	Total domestic and international oil and natural gas production (mbbl/d)	2,568	2,513
8,228	7,638	7,274	Adjusted EBITDA	24,218	20,756

•           Consolidated net income attributable to Petrobras for the third quarter of 2010 increased 11.3% compared to the second quarter of 2010, primarily due to higher domestic sales volumes and improved net financial income.

•           Domestic oil and natural gas production for the nine-month period ended September 30,2010 increased 1.9% compared to the nine-month period ended September 30, 2009. Domestic natural gas production reached a production record of 53,773 thousand m³/day in September 2010.

•           The completion of the global public offering of our common and preferred shares (“the Global Offering”) resulted in a capital increase of U.S.$70,005 million.

•          Generation of the resources needed for the celebration of the assignment agreement (U.S.$43,868 million) and for the continuity of the Business Plan for 2010 through 2014 (U.S.$26,691 million in cash and in Brazilian treasury securities).

•          The Brazilian economy growth and lower reservoir levels, together with the improvement of logistics capacity, generated the record of natural gas thermoelectric production in September 2010 (6,252 MW in average) and natural gas sales in the third quarter of 2010 (360 thousand barrels of oil equivalent per day).

•          In October 2010 the platform-ship Cidade de Angra dos Reis started-up its production, which represents the first definitive production system in Tupi, then initiating the crude oil commercial production at the pre-salt layer of Santos Basin.

www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor, 2202 - B - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements about future events that are not based on historical facts and are not assurances of future results. Such forward-looking statements merely reflect the Company’s current views and estimates of future economic circumstances, industry conditions, company performance and financial results. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. Readers are cautioned that these statements are only projections and may differ materially from actual future results or events.  Readers are referred to the documents filed by the Company with the SEC, specifically the Company’s most recent Annual Report on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates, uncertainties inherent in making estimates of our oil and gas reserves including recently discovered oil and gas reserves, international and Brazilian political, economic and social developments, natural disasters and accidents, receipt of governmental approvals and licenses and our ability to obtain financing.   All forward-looking statements are qualified in their entirety by this cautionary statement.  We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

Comments from the CEO Mr. José Sergio Gabrielli de Azevedo

Dear Shareholders and Investors,

It is with great pride that we announce our results for the third quarter of 2010, the period in which we carried out  our biggest ever public offering of shares. The success of our Global Offering was due to the confidence of our shareholders and investors, the Company’s excellent reputation in the capital markets and our commitment to transparency and investor returns.

We allocated part of the proceeds of our public offering to pay the initial purchase price of an assignment agreement with the Brazilian federal government, which gives us the right to produce up to five billion barrels of oil equivalent in specified pre-salt areas that were not under concession. Access to these additional oil and gas volumes will allow us to improve our portfolio through sustainable production growth while simultaneously creating greater shareholder value.

As a result of the Global Offering, our net debt decreased 36.0% to U.S.$33,155 million in the nine-month period ended September 30, 2010 compared to U.S.$51,772 million in the first half of 2010. Our capital stock increased from U.S.$39,741 million on June 30, 2010 to U.S.$106,655 million on September 30, 2010. Our financial plan is based on maintaining leverage ratios within specified target levels and will enable the Company to use the proceeds of the Global Offering to become stronger and carry out its business plan. According to Platts, an energy consultancy, Petrobras is currently ranked fourth among the world’s 250 leading energy firms.

Net income grew by 28.3% year-on-year in the first nine months of 2010, sustained primarily by increased oil and gas production, higher commodity prices and higher oil product sales volumes fueled by Brazil’s economic growth. Capital expenditures in the nine-month period ended September 30, 2010 totaled U.S.$33,394 million, most of which were directed to our exploration and production segment. To maintain the integration of our businesses and maximize the resulting operational synergies, we are upgrading our existing refineries to produce cleaner fuels and constructing new ones to accompany market growth.

In October, we commemorated 57 years of successful operations. In the same month, we inaugurated the expansion of the Leopoldo Américo Miguez de Mello Research and Development Center (Cenpes), a landmark in the Company’s technological history. Latin America’s biggest R&D center, and Brazil’s leading source of patents in the last ten years, Cenpes doubled in size to become one of the world’s largest applied research institutes. This expansion, together with our partnerships with universities and research centers around the country, has made Brazil one of the best experimental centers in the world in the field of energy. Our strategy to consistently invest in research and technology has enabled us to produce oil offshore at enormous depths and led to pre-salt discoveries.

On October 22, we concluded drilling the ninth pre-salt well in the Tupi area of the Santos Basin, confirming light crude oil potential and the recovery of natural gas. October also saw the start-up of the Tupi pilot project, the first dedicated production system installed in the pre-salt area. It will produce light crude with a high commercial value and collect vital technical data for the future development of the major crude oil reserves in this region.

Aiming at growth, innovation, profitability and social and environmental responsibility, we will continue to invest our funds in one of the best project portfolios and opportunities at oil and gas sector, generating returns for our shareholders and investors, as well as benefiting society as a whole.

2

FINANCIAL HIGHLIGHTS

Net Income and Consolidated Financial and Economic Indicators

				For the nine-month periods ended September 30,
2Q-2010	3Q-2010	3Q-2009	Income statement data (in millions of U.S. dollars, except for per share and per ADS data)	2010	2009

36,928	38,859	32,488	Sales of products and services	110,407	82,388
29,624	30,881	25,875	Net operating revenues	88,064	65,669
6,216	5,785	5,281	Operating income	18,210	16,097
(401)	1,206	594	Financial income (expense), net	527	34
4,246	4,725	3,734	Net income attributable to Petrobras	13,288	10,361
0.48	0.53	0.43	Basic and diluted earnings per common and preferred share	1.51	1.18
0.96	1.06	0.86	Basic and diluted earnings per ADS	3.02	2.36

			Uses of funds – capital expenditures per segment (in millions of U.S. dollars)

			Exploration and production	17,610	11,522
			Refining, transportation and marketing	10,183	6,607
			Gas and power	3,084	3,653
			International:
			Exploration and production	1,473	1,346
			Refining, transportation and marketing	56	86
			Distribution	26	7
			Gas and power	7	45
			Distribution	256	243
			Corporate	699	840
			Total capital expenditures	33,394	24,349

			Other data
41.1	40.2	44.5	Gross margin (%) (1)	41.9	46.3
21.0	18.7	20.4	Operating margin (%) (2)	20.7	24.5
14.3	15.3	14.4	Net margin (%) (3)	15.1	15.8
8,228	7,638	7,274	Adjusted EBITDA	24,218	20,756
54	41	52	Debt to equity ratio (%) (4)	41	52

			Financial and economic indicators
78.30	76.86	68.27	Brent crude (U.S.$/bbl)	77.13	57.15
1.7928	1.7496	1.8681	Average commercial selling rate for U.S. dollar (R$/U.S.$)	1.7815	2.0841
1.8015	1.6942	1.7781	Period-end commercial selling rate for U.S. Dollar (R$/U.S.$)	1.6942	1.7781

			Price indicators
			Crude oil and NGL average sales price (U.S. dollars/bbl)
73.79	72.10	64.00	Brazil (5)	72.92	48.48
66.20	63.35	57.16	International	63.94	49.24

			Natural gas average sales price (U.S. dollars/mcf)
3.29	2.45	3.28	Brazil	2.72	4.17
2.47	2.02	2.05	International	2.32	2.01

(1)    Gross margin equals net operating revenues less cost of sales divided by net operating revenues.

(2)    Operating margin equals operating income divided by net operating revenues.

(3)    Net margin equals net income divided by net operating revenues.

(4)     Debt to equity ratio equals total liabilities divided by the sum of total liabilities and total shareholders’ equity.

(5)     Crude oil and NGL average sales price in Brazil includes intra-company transfers and sales to third parties.

3

FINANCIAL HIGHLIGHTS

Reconciliation between Adjusted EBITDA and Net Income

(in millions of U.S. dollars)

				For the nine-month periods ended September 30,
2Q-2010	3Q-2010	3Q-2009		2010	2009
4,246	4,725	3,734	Net income attributable to Petrobras	13,288	10,361
2,088	2,078	2,013	Depreciation, depletion and amortization	6,208	4,904
-	-	-	Impairment	94	-
(511)	(555)	(499)	Financial income	(1,479)	(1,321)
466	441	529	Financial expense	1,263	1,011
446	(1,092)	(624)	Monetary and exchange variation	(311)	276
1,487	1,983	1,866	Total income tax expense	5,030	4,364
16	(248)	(157)	Equity in results of non-consolidated companies	(220)	(372)
(10)	306	412	Noncontrolling interest in results of consolidated subsidiaries	345	1,533
8,228	7,638	7,274	Adjusted EBITDA	24,218	20,756
27.8	24.7	28.1	Adjusted EBITDA margin (%)(1)	27.5	31.6

(1) Adjusted EBITDA margin equals adjusted EBITDA divided by net operating revenues.

Our adjusted EBITDA and our adjusted EBITDA margin are not U.S. GAAP measures and it is possible that they may not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, both of which are calculated in accordance with U.S. GAAP. We provide our adjusted EBITDA and adjusted EBITDA margin to give additional information about our capacity to pay debt, carry out investments and cover working capital needs.

The comparison between our results of operations for the nine-month period ended September 30, 2010 and for the nine-month period ended September 30, 2009 has been affected by the 17.0% increase in the value of the Real against the U.S. dollar during that period.

Net Income

Consolidated net income attributable to Petrobras increased 28.3% to U.S.$13,288 million in the nine-month period ended September 30, 2010 compared to U.S.$10,361 million in the nine-month period ended September 30, 2009, primarily due to the recovery of domestic sales volumes and increased export prices and international sales, which more than offset lower diesel and gasoline domestic prices and higher unit costs, consisting primarily of higher government participation and import costs, which were also affected by international prices.

The upturn in sales volumes and freight costs generated increased sales expenses. The impairment charge related to the San Lorenzo refinery in Argentina and the Breitener thermoelectric power plant in Brazil; higher personnel expenses due to an increase in our workforce and pay raises generated by the 2010/2011 collective bargaining agreement; and lower tax benefits for certain incentivized activities,  also contributed to increased expenses that impacted our net income in the nine-month period ended September 30, 2010.

Financial income (expense), net amounted to a net income of U.S.$527 million in the nine-month period ended September 30,  2010, compared to a net income of U.S.$34 million in the nine-month period ended September 30, 2009, primarily as a result of lower foreign exchange losses on net monetary assets denominated in U.S. dollars.

Net income attributable to the noncontrolling interest generated a positive effect of U.S.$1,188 million in the nine-month period ended September 30, 2010 compared to the nine-month period ended September 30, 2009, due to the impact of the exchange rate variation on SPE debt expressed in U.S. dollars.

Adjusted EBITDA

Adjusted EBITDA increased 16.7% to U.S.$24,218 million in the nine-month period ended September 30, 2010, compared to U.S.$20,756 million in the nine-month period ended September 30, 2009, primarily due to higher domestic sales volumes and higher international sales prices, partially offset by increased costs and expenses associated with commodities prices and sales volumes.

4

FINANCIAL HIGHLIGHTS

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We earn income from:

•

domestic sales, which consist of sales of oil products (such as diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas), natural gas, ethanol, electricity and petrochemical products;

•	export sales, which consist primarily of sales of crude oil and oil products;

•	international sales (excluding export sales), which consist of sales of crude oil, natural gas and oil products that are purchased, produced and refined abroad; and

•	other sources, including services, investment income and foreign exchange gains.

Our expenses include:

•

costs of sales (which are composed of labor expenses, operating costs and purchases of crude oil and oil products); maintaining and repairing property, plant and equipment; depreciation and amortization of fixed assets;  depletion of oil fields; and exploration costs;

•	selling (which includes expenses for transportation and distribution of our products), general and administrative expenses; and

•	interest expense, monetary and foreign exchange losses.

Fluctuations in our financial condition and results of operations are driven by a combination of factors, including:

•	the volume of crude oil, oil products and natural gas we produce and sell;

•	changes in international prices of crude oil and oil products, which are denominated in U.S. dollars;

•	related changes in the domestic prices of crude oil and oil products, which are denominated in Reais;

•	fluctuations in the Real/U.S. dollar and to a lesser degree, Argentine peso/U.S. dollar exchange rates; and

•	the amount of production taxes that we are required to pay with respect to our operations.

Virtually all of our revenues and expenses for our Brazilian activities are denominated and payable in Reais.  When the Real strengthens relative to the U.S. dollar, as it did in the nine-month period ended September 30, 2010 (an appreciation of 17.0%) the effect is to generally increase both revenues and expenses when expressed in U.S. dollars. However, the appreciation of the Real against the U.S. dollar affects the line items discussed below in different ways.  The following comparison between our results of operations in the nine-month period ended September 30, 2010 and in the nine-month period ended September 30, 2009 was impacted by the increase in the value of the Real against the U.S. dollar during that period.

5

FINANCIAL HIGHLIGHTS

RESULTS OF OPERATIONS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010 COMPARED TO THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2009

The comparison between our results of operations has been affected by the 17.0% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2010 compared to the nine-month period ended September 30, 2009.

Revenues

Consolidated sales of products and services increased 34.0% to U.S.$110,407 million in the nine-month period ended September 30,  2010 compared to U.S.$82,388 million in the nine-month period ended September 30, 2009. This increase was primarily attributable to higher average sales prices of crude oil and natural gas in the international market and crude oil in the domestic market and to a 12.5% increase in sales volumes in the domestic market. For more information on the domestic increase of sales volume, see the discussion of domestic sales volumes on page 18.

Included in sales of products and services are the following amounts that we collected on behalf of federal or state governments:

•

Domestic Value-added tax (ICMS), Programa de Formação do Patrimônio do Servidor Público (Civil Servant Savings Programs, or PASEP), Contribuição para o Financiamento da Seguridade Social (Contribution for the Financing of Social Security, or COFINS) and other taxes on sales of products and services and social security contributions. These taxes increased 30.9% to U.S.$19,242 million in the nine-month period ended September 30, 2010 compared to U.S.$14,702 million in the nine-month period ended September 30, 2009, primarily due to higher prices and higher domestic sales volumes; and

•

Contribuição de Intervenção no Domínio Econômico (Contribution for Intervention in the Economic Sector, or CIDE), the per-transaction fee due to the Brazilian government, which increased 53.7% to U.S.$3,101 million in the nine-month period ended September 30, 2010 compared to U.S.$2,017 million in the nine-month period ended September 30, 2009, primarily due to higher prices and higher domestic sales volumes.

Net operating revenues increased 34.1% to U.S.$88,064 million in the nine-month period ended September 30, 2010 compared to U.S.$65,669 million in the nine-month period ended September 30, 2009 due to the increases mentioned above.

Cost of Sales (Excluding Depreciation, Depletion and Amortization)

Cost of sales in the nine-month period ended September 30, 2010 increased 45.3% to U.S.$51,185 million compared to U.S.$35,232 million in the nine-month period ended September 30, 2009. This increase was principally a result of:

•	60.3% (U.S.$6,001 million) increase in the cost of imports due to higher volumes and prices;
•

115.2% (U.S.$4,541 million) increase in costs for our international trading activities due to increased offshore operations conducted by our international subsidiary Petrobras International Finance Company (PifCo); and

•

58.5% (U.S.$3,020 million) increase in production taxes and charges in the nine-month period ended September 30, 2010 compared to the nine-month period ended September 30, 2009. These include royalties, which increased 58.5% (U.S.$1,472 million); special participation charge (a charge payable in the event of high production or profitability from our fields), which increased 58.8% (U.S.$1,534 million); and costs associated with rental of areas, which increased 34.1% (U.S.$14 million). The increase in production taxes and charges in the nine-month period ended September 30, 2010 was due to a 37.7% increase in the reference price for domestic oil, which averaged U.S.$68.55 in the nine-month period ended September 30, 2010 compared to U.S.$49.78 in the nine-month period ended September 30, 2009, reflecting the Brent price on the international market and higher production taxes of the Marlim Sul and Marlim Leste fields due to higher produced volumes.

6

FINANCIAL HIGHLIGHTS

Depreciation, Depletion and Amortization

We calculate depreciation, depletion and amortization of most of our exploration and production assets using the units of production method. Depreciation, depletion and amortization expenses increased 26.6% to U.S.$6,208 million in the nine-month period ended September 30, 2010 compared to U.S.$4,904 million in the nine-month period ended September 30, 2009, due to higher capital expenditures and increased oil and gas production.

Exploration, Including Exploratory Dry Holes

Exploration costs, including costs for exploratory dry holes, increased 12.4% to U.S.$1,342 million in the nine-month period ended September 30, 2010 compared to U.S.$1,194 million in the nine-month period ended September 30,  2009. Excluding the impact of the appreciation of the Real, exploration, including exploratory dry holes remained relatively constant in the nine-month period ended September 30, 2010 compared to the nine-month period ended September 30, 2009.

Impairment

In the nine-month period ended September 30, 2010, we recorded an impairment charge of U.S.$94 million compared to zero in the nine-month period ended September 30, 2009. This expense is related to losses on the recoverable amount of our 65% interest in the Breitener thermoelectric power plant in Manaus, Amazonas and on the recoverable amount of assets held for sale in the International segment (related to refining, transportation and marketing and distribution activities) which were written down to their fair value for the period.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 26.8% to U.S.$6,502 million in the nine-month period ended September 30, 2010 compared to U.S.$5,126 million in the nine-month period ended September 30, 2009.

Selling expenses increased 31.8% to U.S.$3,303 million in the nine-month period ended September 30, 2010 compared to U.S.$2,507 million in the nine-month period ended September 30, 2009. This increase was primarily attributable to the impact of the appreciation of the Real, to higher freight expenses due to increased sales volumes and also to higher sales expenses related to NGL reconverter ships.

General and administrative expenses increased 22.1% to U.S.$3,199 million in the nine-month period ended September 30, 2010 compared to U.S.$2,619 million in the nine-month period ended September 30, 2009. The increase in general and administrative expenses was primarily attributable to the impact of the appreciation of the Real and also to higher personnel expenses due to increased workforce and pay raises.

Research and Development Expenses

Research and development expenses increased 35.0% to U.S.$736 million in the nine-month period ended September 30, 2010 compared to U.S.$545 million in the nine-month period ended September 30, 2009. This higher expense was primarily due to increased average sales prices, which are the basis for a fixed 0.5% provision for expenses on research and development investment required by Brazilian law.

Employee Benefit Expense for Non-Active Participants

Employee benefit expense for non-active participants consists of financial costs associated with our expected pension and health care costs of retired employees. Our employee benefit expense for non-active participants increased 23.3% to U.S.$640 million in the nine-month period ended September 30, 2010 compared to U.S.$519 million in the nine-month period ended September 30, 2009. Excluding the impact of the appreciation of the Real, the employee benefit expense for non-active participants remained relatively constant in the nine-month period ended September 30, 2010 compared to the nine-month period ended September 30, 2009.

7

FINANCIAL HIGHLIGHTS

Other Operating Expenses

Other operating expenses increased 53.4% to U.S.$3,147 million in the nine-month period ended September 30,  2010 compared to U.S.$2,052 million in the nine-month period ended September 30, 2009.  A breakdown of other operating expenses by segment is included on page 28.

The most significant changes between the nine-month period ended September 30, 2010 and the nine-month period ended September 30, 2009 are described below:

•	U.S.$ 412 million increase in losses due to exchange of equity method investments, as a result of the integration of the petrochemical investments in Braskem;
•

64.3% (U.S.$144 million) increase in expenses related to collective bargaining agreements, to U.S.$368 million in the nine-month period ended September 30, 2010 compared to U.S.$224 million in the nine-month period ended September 30, 2009;

•

39.3% (U.S.$46 million) increase in expense for health, safety, and environment (HSE), to U.S.$163 million in the nine-month period ended September 30, 2010 compared to U.S.$117 million in the nine-month period ended September 30, 2009;

•

36.8% (U.S.$121 million) increase in expense for institutional relations and cultural projects, to U.S.$450 million in the nine-month period ended September 30, 2010 compared to U.S.$329 million in the nine-month period ended September 30, 2009;

•

15.5% (U.S.$39 million) increase in expense for marking inventory to market value, to U.S.$291 million in the nine-month period ended September 30, 2010 compared to U.S.$252 million in the nine-month period ended September 30, 2009;

 These increases were partially offset by:

•

22.8% (U.S.$46 million) decrease in operating expense at thermoelectric power plants, to U.S.$156 million in the nine-month period ended September 30, 2010 compared to U.S.$202 million in the nine-month period ended September 30,  2009;

•

25.7% (U.S.$56 million) decrease in expense for unscheduled stoppages of plant and equipment, to U.S.$162 million in the nine-month period ended September 30,  2010 compared to U.S.$218 million in the nine-month period ended September 30,  2009; and

•

28.1% (U.S.$354 million) decrease in expense for losses and contingencies related to legal proceedings, to U.S.$904 million in the nine-month period ended September 30, 2010 compared to U.S.$1,258 million in the nine-month period ended September 30, 2009.

Equity in Results of Non-Consolidated Companies

Equity in results of non-consolidated companies decreased 40.9% to a gain of U.S.$220 million in the nine-month period ended September 30, 2010 compared to a gain of U.S.$372 million in the nine-month period ended September 30,  2009, primarily due to a loss from investments in the petrochemical sector.

Financial Income

We derive financial income from several sources, including interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold U.S. dollar deposits.

8

FINANCIAL HIGHLIGHTS

Financial income increased 12.0% to U.S.$1,479 million in the nine-month period ended September 30, 2010 compared to U.S.$1,321 million in the nine-month period ended September 30, 2009. This increase was primarily attributable to higher income on financial investments (U.S.$118 million increase). A breakdown of financial income is set forth in Note 11 of our unaudited consolidated financial statements for the nine-month period ended September 30, 2010.

Financial Expenses

Financial expenses increased 24.9% to U.S.$1,263 million in the nine-month period ended September 30, 2010 compared to U.S.$1,011 million in the nine-month period ended September 30, 2009. This increase was primarily attributable to increased financial expenses related to our debt (U.S.$1,330 million increase), partially offset by higher capitalized interest income (which resulted in a U.S.$910 million decrease in financial expenses) and by lower losses on derivative instruments (U.S.$256 million decrease). A breakdown of financial expense is set forth in Note 11 of our unaudited consolidated financial statements for the nine-month period ended September 30, 2010.

Monetary and Exchange Variation

Monetary and exchange variation increased to a gain of U.S.$311 million in the nine-month period ended September 30, 2010 compared to a loss of U.S.$276 million in the nine-month period ended September 30, 2009.  The gain in the nine-month period ended September 30, 2010 compared to the loss in the nine-month period ended September 30, 2009 was primarily due to lower foreign exchange losses on net monetary assets denominated in U.S. dollars.

Other Taxes

Other taxes, consisting of various taxes on financial transactions, increased 59.8% to U.S.$334 million in the nine-month period ended September 30, 2010 compared to U.S.$209 million in the nine-month period ended September 30, 2009. This increase was primarily attributable to the impact of the appreciation of the Real and also to losses on the recoverable amounts of tax credits.

Other Expenses, Net

Other expenses, net are primarily composed of gains and losses recorded on sales of fixed assets and certain other non-recurring charges. Other expenses, net increased to a gain of U.S.$40 million in the nine-month period ended September 30, 2010 compared to a loss of U.S.$36 million in the nine-month period ended September 30,  2009, primarily due to the U.S.$147 million provision for losses from the Pasadena Refinery in the United States occurred in the first quarter of 2009, partially offset by the decrease of U.S.$86 million in tax benefits with incentived activities in the nine-month period ended September 30, 2010, compared to the nine-month period ended September 30, 2009.

Income Tax (Expense) Benefit

Income before income taxes and non-controlling interest increased 14.8% to U.S.$18,663 million in the nine-month period ended September 30, 2010 compared to U.S.$16,258 million in the nine-month period ended September 30, 2009. Income tax expense increased 15.3% to U.S.$5,030 million in the nine-month period ended September 30, 2010, compared to U.S.$4,364 million in the nine-month period ended September 30, 2009, primarily due to the increase of taxable income, partially offset by the increase of the tax benefit related to the provisioning of interest on shareholders’ equity (U.S.$221 million increase). The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is set forth in Note 4 of our unaudited consolidated financial statements for the nine-month period ended September 30, 2010.

9

FINANCIAL HIGHLIGHTS

NET INCOME BY BUSINESS SEGMENT

Petrobras is an integrated energy company, with the greater part of oil and gas production in the Exploration and Production segment being sold or transferred to other business segments of the Company.

EXPLORATION AND PRODUCTION

(U.S.$ million)
For the nine-month periods ended September 30,
2010	2009
11,943	6,297

Our Exploration and Production segment includes our exploration, development and production activities in Brazil, sales and transfers of crude oil in domestic and foreign markets, transfers of natural gas to our Gas and Power segment and sales of oil products produced at natural gas processing plants.

The increased net income from Exploration and Production in the nine-month period ended September 30, 2010 compared to the nine-month period ended September 30, 2009 was primarily due to the recovery of the international market for heavy oil in relation to light oil, since our production consists mainly of heavy oil, and a 1.6% increase in oil and NGL production.

The spread between the average domestic oil sale/transfer price and the average Brent price narrowed from US$ 8.67/bbl in the nine-month period ended September 30, 2009 to US$ 4.21/bbl in the nine-month period ended September 30, 2010.

				For the nine-month periods ended September 30,
2Q-2010	3Q-2010	3Q-2009	EXPLORATION AND PRODUCTION – BRAZIL	2010	2009
			Average daily crude oil and gas production
2,010	1,991	1,974	Crude oil and NGLs – Brazil (mbbl/d) (1)	1,995	1,963
1,986	1,998	1,914	Natural gas - Brazil (mmcf/d) (2)	1,962	1,896

(1)             Includes production from shale oil reserves.

(2)             Does not  include LNG. Includes reinjected gas.

(Jan-Sep/2010 x Jan-Sep/2009): Increased production from platforms P-51 in the Marlim Sul field, P-53 in the Marlim Leste field, P-54 in the Roncador field, P-34 in the Jubarte field,  the Tiro extended well test (EWT) in the SS-11 field, Tupi (FPSO-Cidade de São Vicente), FPSO-Cidade de Niterói in the Marlim Leste field, FPSO-Frade (Frade), FPSO-Cidade de Vitória (Golfinho), FPSO-Espírito Santo (Parque da Conchas) and FPSO-Cidade de Santos (Uruguá) more than offset the natural decline in crude oil and NGL production from mature fields.

Domestic natural gas production increased 3.5% to 1,962 mmcf/d in the nine-month period ended September 30,  2010 compared to 1,896 mmcf/d in the nine-month period ended September 30, 2009 due to increased production from our platforms.

10

FINANCIAL HIGHLIGHTS
				For the nine-month periods ended September 30,
2Q-2010	3Q-2010	3Q-2009	LIFTING COSTS – BRAZIL (U.S. dollars/boe)	2010	2009
			Crude oil and natural gas – Brazil
9.79	10.60	9.02	Excluding production taxes (1)	9.94	8.53
24.50	24.67	22.86	Including production taxes (1)	24.31	19.06

(1)             Production taxes include royalties, special government participation and rental of areas.

Lifting Costs - Excluding production taxes

(Jan-Sep/2010 x Jan-Sep/2009): Our unit lifting cost in Brazil, excluding production taxes (consisting of royalties, special government participation and rental of areas) increased 16.5% to U.S.$9.94/bbl in the nine-month period ended September 30, 2010 compared to U.S.$8.53/bbl in the nine-month period ended September 30, 2009. Excluding the impact of the appreciation of the Real, our lifting costs in Brazil increased 6.0% in the nine-month period ended September 30, 2010 compared to the nine-month period ended September 30, 2009 due to higher well interventions in Albacora Leste field, Marlim Sul field, Marlim field, Albacora field and Bicudo field and also to increased personnel expenses.

Lifting Costs - Including production taxes

(Jan-Sep/2010 x Jan-Sep/2009): Our production taxes in Brazil on a per barrel basis increased 36.5% to U.S.$14.37/bbl in the nine-month period ended September 30, 2010 compared to U.S.$10.53/bbl in the nine-month period ended September 30, 2009. This increase is attributable to a 37.7% increase in the reference price for domestic oil, which averaged U.S.$68.55 in the nine-month period ended September 30, 2010 compared to U.S.$49.78 in the nine-month period ended September 30, 2009, reflecting the Brent price on the international market and higher production taxes of the Marlim Sul and Marlim Leste fields due to higher produced volumes.

11

FINANCIAL HIGHLIGHTS

REFINING, TRANSPORTATION AND MARKETING

(U.S.$ million)
For the nine-month periods ended September 30,
2010	2009
1,040	5,686

Our Refining, Transportation and Marketing segment includes refining, logistics, transportation, export and the purchase of crude oil, as well as the purchase and sale of oil products and ethanol. Additionally, this segment includes the petrochemical division, which includes investments in domestic petrochemical companies.

The decreased net income for our Refining, Transportation and Marketing segment in the nine-month period ended September 30, 2010 compared to the same period of 2009  was due to the higher oil acquisition/transfer costs and higher oil product import costs.

These effects were partially offset by higher domestic oil product sales volumes, an increase in the average realization price of exports and the upturn of domestic prices, where oil products are indexed to international prices, despite the reduction in the price of diesel and gasoline in June 2009.

				For the nine-month periods ended September 30,
2Q-2010	3Q-2010	3Q-2009	IMPORTS AND EXPORTS	2010	2009
			Imports (mbbl/d)
330	317	429	Crude oil imports	331	405
289	445	209	Oil product imports	336	157
			Exports (mbbl/d)
561	432	485	Crude oil exports (1)(2)	516	483
216	179	239	Oil product exports (2)	196	231
158	(151)	86	Net exports (imports) of crude oil and oil products	45	152
			Other imports and exports (mbbl/d)
28	143	23	Imports of other products	60	12
0	1	2	Exports of other products (2)	1	1

(1)             Includes third-party sales by our international subsidiary, Petrobras International Finance Company (PifCo) and also crude oil export volumes of Refining, Transportation and Marketing and Exploration and Production segments.

(2)             Includes exports in progress.

(Jan-Sep/2010 x Jan-Sep/2009): Higher crude oil exports are primarily attributable to higher production and to a decline in the volume of crude oil processed at certain of our distillation plants due to scheduled stoppages, primarily at the Replan Refinery, in the nine-month period ended September 30, 2010.  Higher oil product imports were due to higher demand for diesel, due to increased agricultural activity in 2010 and public infrastructure projects, and higher demand for gasoline due to lower ethanol availability in the market in the beginning of 2010.

				For the nine-month periods ended September 30,
2Q-2010	3Q-2010	3Q-2009	OUTPUT OF OIL PRODUCTS – BRAZIL	2010	2009
			Refining and marketing operations (mbbl/d)
			Brazil
1,807	1,843	1,867	Output of oil products	1,805	1,806
1,942	1,942	1,942	Installed capacity (1)	1,942	1,942
91	94	94	Utilization	91	92

81	83	79	Domestic crude oil as % of total feedstock processed	82	79

(1)             As registered by the National Petroleum, Natural Gas and Biofuels Agency (ANP).

12

FINANCIAL HIGHLIGHTS

(Jan-Sep/2010 x Jan-Sep/2009): Refinery output in Brazil remained relatively constant in the nine-month period ended September 30, 2010 compared to the nine-month period ended September 30, 2009.

				For the nine-month periods ended September 30,
2Q-2010	3Q-2010	3Q-2009	REFINING COSTS – BRAZIL (U.S. dollars/boe)	2010	2009
3.93	4.89	3.37	Refining costs - Brazil	4.17	3.02

(Jan-Sep/2010 x Jan-Sep/2009): Excluding the impact of the appreciation of the Real, our refining costs in Brazil increased 22.0% in the nine-month period ended September 30, 2010 compared to the nine-month period ended September 30, 2009 due to higher personnel expenses, increased scheduled stoppages and higher third-party service costs mainly with equipment maintenance.

13

FINANCIAL HIGHLIGHTS

GAS AND POWER

(U.S.$ million)
For the nine-month periods ended September 30,
2010	2009
571	242

Our Gas and Power segment consists principally of the purchase, sale, transportation and distribution of natural gas produced in or imported into Brazil. Additionally, this segment includes our participation in domestic natural gas transportation, natural gas distribution, thermoelectric power generation and our two domestic fertilizer plants.

The improved result for our Gas and Power segment for the nine-month period ended September 30, 2010 compared to the nine-month period ended September 30, 2009 was due to higher natural gas sales to the non-thermoelectric segment, led by growth in the industrial sector as well as to the thermoelectric segment due to higher demand for electricity; increased fixed income from energy auctions; lower acquisition/transfer costs of natural gas reflecting international prices and also to the impact of the appreciation of the Real.

These effects were partially offset by increasing selling expenses with LNG regasification vessels.

				For the nine-month periods ended September 30,
2Q-2010	3Q-2010	3Q-2009	IMPORTS OF LPG AND SALES AND GENERATION OF ELECTRICITY	2010	2009
			Imports (mbbl/d)
168	184	141	Imports of LPG	168	142
2,052	1,827	1,811	Sales of electricity – average MW	2,056	1,641
881	2,853	251	Generation of electricity – average MW	1,405	629

The 25.3% increase in sales of electricity was primarily due to higher electricity reserves, thus allowing us to take advantage of market opportunities.

The great increase in electricity output has been occurred since July and was generated by higher demand and also by low reservoir levels.

14

FINANCIAL HIGHLIGHTS

DISTRIBUTION

(U.S.$ million)
For the nine-month periods ended September 30,
2010	2009
534	472

Our Distribution segment comprises the oil product and ethanol distribution activities conducted by our majority owned subsidiary, Petrobras Distribuidora S.A., in Brazil.

The increased net income from the Distribution segment in the nine-month period ended September 30, 2010 compared to the same period of 2009 was primarily due to higher sales margins and the upturn in sales volumes. These effects were partially offset by a provision for tax contingencies.

The Distribution segment accounted for 38.7% of the national fuel distribution market in the nine-month period ended September 30, 2010, versus 38.5% in the nine-month period ended September 30, 2009.

15

FINANCIAL HIGHLIGHTS

INTERNATIONAL

(U.S.$ million)
For the nine-month periods ended September 30,
2010	2009
695	(121)

The International segment comprises our activities in countries other than Brazil, which include exploration and production, refining, transportation and marketing, distribution and gas and power.

The improved result in the International segment in the nine-month period ended September 30, 2010 compared to the nine-month period ended September 30, 2009 was due to the recovery of international oil prices and higher volumes in exploration and production activities, as a result of the start-up of production in Akpo, Nigeria in March 2009.

				For the nine-month periods ended September 30,
2Q-2010	3Q-2010	3Q-2009	EXPLORATION AND PRODUCTION – INTERNATIONAL	2010	2009
			Average daily crude oil and gas production
146	144	137	Crude oil and NGLs – International (mbbl/d) (1)	144	127
552	564	564	Natural gas - International (mmcf/d) (2)	564	576
8	8	10	Non-consolidated international production(3)	8	11

(1)             Includes production from shale oil reserves.

(2)             Does not include LNG. Includes reinjected gas.

(3)             Non-consolidated companies in Venezuela.

(Jan-Sep/2010 x Jan-Sep/2009): International consolidated crude oil and NGL production increased 13.4% due to the start-up of production in Akpo, Nigeria in March 2009, partially offset by decreased investments in Guando, Colômbia and the decline of mature fields in the Neuquina Basin in Argentina.

International consolidated gas production decreased 2.1% as a result of the decline of mature wells in the Neuquina Basin in Argentina.

				For the nine-month periods ended September 30,
2Q-2010	3Q-2010	3Q-2009	LIFTING COSTS – INTERNATIONAL (U.S. dollars/boe)	2010	2009
5.48	6.02	5.72	Crude oil and natural gas – international	5.54	5.04

(Jan-Sep/2010 x Jan-Sep/2009): The 9.9% increase in our international lifting costs was primarily due to higher third-party services in Argentina, due to higher contractual prices and higher salaries.

16

FINANCIAL HIGHLIGHTS

				For the nine-month periods ended September 30,
2Q-2010	3Q-2010	3Q-2009	OUTPUT OF OIL PRODUCTS – INTERNATIONAL	2010	2009
			Refining and marketing operations (mbbl/d)
			International
208	227	207	Output of oil products	220	208
281	281	281	Installed capacity	281	281
63	73	67	Utilization	70	65

(Jan-Sep/2010 x Jan-Sep/2009): Our international refinery output increased 5.8% as a result of the improved operational performance at the Pasadena Refinery in the United States due to improved operating reliability of the U.S. refinery and improved margins in Argentina. Our increased output was partially offset by a scheduled stoppage at the Nansei Sekiyu Refinery in Japan, which occurred in May and June 2010.

				For the nine-month periods ended September 30,
2Q-2010	3Q-2010	3Q-2009	REFINING COSTS – INTERNATIONAL (U.S. dollars/boe)	2010	2009
3.68	4.44	3.50	Refining costs - International	3.82	4.64

(Jan-Sep/2010 x Jan-Sep/2009): International refining costs decreased 17.7% in the nine-month period ended September 30,  2010 compared to the nine-month period ended September 30,  2009 due to lower maintenance and repair expenses and higher processed crude volumes at the Pasadena Refinery in the United States, which is a result of its improved operating reliability.

17

FINANCIAL HIGHLIGHTS
				For the nine-month periods ended September 30,
2Q-2010	3Q-2010	3Q-2009	SALES VOLUMES – mbbl/d	2010	2009
802	859	769	Diesel	798	726
374	379	327	Gasoline	388	329
101	104	104	Fuel oil	103	102
151	172	175	Naphtha	158	164
221	230	222	LPG	218	210
85	93	79	Jet fuel	87	75
164	196	149	Other (1)	176	132
1,898	2,033	1,825	Total oil products	1,928	1,738
93	111	103	Ethanol and other products	95	93
292	360	244	Natural gas	304	237
2,283	2,504	2,172	Total domestic market	2,327	2,068
777	612	726	Exports	713	715
638	574	538	International sales	591	560
1,415	1,186	1,264	Total international market (2)	1,304	1,275
3,698	3,690	3,436	Total	3,631	3,343

(1)                 Mainly composed of asphalt sales volume, due to higher consumption in infrastructure sectors.

(2)             Includes third-party sales by our international subsidiary, Petrobras International Finance Company (PifCo).

Our domestic sales volumes increased 12.5% to 2,327 mbbl/d in the nine-month period ended September 30, 2010 compared to 2,068 mbbl/d in the nine-month period ended September 30, 2009, primarily due to:

•         Diesel (increase of 9.9%) – The increase in diesel sales was primarily due to the recovery of the Brazilian economy, increased agricultural activity and growing investments in infrastructure projects.

•         Gasoline (increase of 17.9%) – The increase in gasoline sale volume was due to higher gasoline consumption in flex-fuel vehicles as a result of low ethanol supply in the beginning of 2010, a decrease in the mandatory percentage of ethanol contained in gasoline sold in Brazil in February 2010 and higher retail consumption.

•         Natural gas (increase of 28.3%) – The increase in natural gas sales was due to higher consumption in the non-thermoelectric market, which was generated by the recovery of industrial activity and also by increased power generation at gas-fired thermoelectric plants to support higher demand for electricity and guarantee hydroelectric reservoir levels during periods of low rainfall.

18

FINANCIAL HIGHLIGHTS

LIQUIDITY AND CAPITAL RESOURCES

Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt. Historically, we have met these requirements with internally generated funds, short-term debt, long-term debt, project financing and sale and lease-back transactions. We believe these sources of funds, together with our strong position of cash and cash equivalents, will continue to allow us to meet our current capital requirements.

Financing Strategy

On June 18, 2010, our Board of Directors approved our Business Plan for 2010 through 2014, providing for planned  investments totaling U.S.$224 billion for the period.  We will continue our policy of extending the term of our debt maturity profile. We intend to fund our financial needs by issuing equity in addition to raising debt capital through a variety of medium and long-term financing arrangements, including the issuance of bonds in the international capital markets, supplier financing, project financing and bank financing.

Government Regulation

The Brazilian Ministry of Planning, Budget and Management controls the total amount of medium and long-term debt that we and our Brazilian subsidiaries can incur through the annual budget approval process (Plano de Dispêndio Global, or PDG). Before issuing medium and long-term debt, we and our Brazilian subsidiaries must also obtain the approval of the National Treasury Secretariat.

All of our foreign currency denominated debt, as well as the foreign currency denominated debt of our Brazilian subsidiaries, require registration with the Central Bank. The issuance of debt by our international subsidiaries, however, is not subject to registration with the Central Bank or approval by the National Treasury Secretariat. In addition, all issuances of medium and long-term notes and debentures require the approval of our board of directors. Borrowings that exceed the approved budgeted amount for any year also require approval of the Brazilian Senate.

Sources of Funds

Our Cash Flow

On September 30, 2010, we had cash and cash equivalents of U.S.$27,451 million compared to U.S.$16,169 million at December 31, 2009.

Operating activities provided net cash flows of U.S.$18,633 million in the nine-month period ended September 30, 2010 compared to U.S.$18,005 million in the prior-year period. Cash generated by operating activities was mainly affected by net operating revenues, which increased U.S.$22,395 million during the nine-month period ended September 30,  2010 compared to the nine-month period ended September 30,  2009.

Net cash used in investing activities increased to U.S.$42,185 million in the nine-month period ended September 30, 2010 compared to U.S.$25,522 million in the nine-month period ended September 30, 2009. This increase was due primarily to capital expenditures mainly related to our exploration and production projects in Brazil (U.S.$6,088 million), to the modernization of  our refineries (U.S.$3,576 million) and also to the total cash of U.S.$10,439 million raised from the Global Offering.

Net cash provided by financing activities was U.S.$33,952 million in the nine-month period ended September 30, 2010 compared to net cash provided by financing activities of U.S.$14,624 million in the nine-month period ended September 30, 2009. This increase was primarily due to the capital increase of U.S.$27,472 million generated by the Global Offering at the initial closing on September 29, 2010.

Our net debt decreased 19.1% to U.S.$33,155 million as of September 30, 2010 compared to U.S.$40,963 million as of December 31, 2009, due to the increase of cash raised by the Global Offering mentioned above.

19

FINANCIAL HIGHLIGHTS
(U.S.$ Million)
Balance sheet data	September 30, 2010	December 31, 2009	Percent Change (September 30, 2010 versus December 31, 2009)	September 30, 2009
Cash and cash equivalents	27,451	16,169	69.8	16,595
Brazilian treasury securities (4)	6,339	-		-
Short-term debt	12,521	8,553	46.4	5,629
Total long-term debt	54,131	48,149	12.4	44,101
Total capital lease obligations	293	430	(31.9)	436
Net debt (1)	33,155	40,963	(19.1)	33,571
Petrobras’ shareholders’ equity (2)	174,580	94,058	85.6	89,881
Total capitalization (3)	241,525	151,190	59.7	140,047

	(U.S.$ Million)
Reconciliation of net debt	September 30, 2010	December 31, 2009	September 30, 2009
Total long-term debt	54,131	48,149	44,101
Plus short-term debt	12,521	8,553	5,629
Plus total capital lease obligations	293	430	436
Less cash and cash equivalents	27,451	16,169	16,595
Less Brazilian treasury securities (4)	6,339	-	-
Net debt (1)	33,155	40,963	33,571

(1)     Our net debt is not computed in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with U.S. GAAP.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements. Please see the table above for a reconciliation of net debt to total long-term debt.

(2)     Petrobras’ shareholders’ equity includes adjustments in the amount of U.S.$1,680 million (loss) on September 30, 2010 and U.S.$1,646 million (loss) on December 31, 2009, related to “Post-retirement benefit reserves adjustments, net of tax - pension and health care costs”.

(3)     Total capitalization is calculated as Petrobras’ shareholders’ equity plus short-term debt, total long-term debt and total capital lease obligations.

(4)    During the third quarter of 2010, Petrobras invested a portion of the resources raised from the Global Offering (see note 19 of our unaudited consolidated financial statements for the nine-month period ended September 30, 2010) primarily in Brazilian Treasury Securities with original maturity of more than three months.

20

FINANCIAL HIGHLIGHTS

Total Short-Term Debt

Our outstanding short-term debt serves mainly to support our working capital and our imports of crude oil and oil products, and is provided almost entirely by international banks. On September 30, 2010, our total short-term debt amounted to U.S.$12,521 million compared to U.S.$8,553 million on December 31, 2009.

Total Long-Term Debt

Our outstanding long-term debt consists primarily of securities issued in the international capital markets, debentures issued in the domestic capital markets, amounts outstanding under facilities guaranteed by export credit agencies and multilateral agencies, loans from the BNDES and other financial institutions and project financings. Our total long-term debt amounted to U.S.$54,131 million on September 30, 2010 compared to U.S.$48,149 million on December 31, 2009. See Note 10 of our unaudited consolidated financial statements as of September 30, 2010.

Off Balance Sheet Arrangements

As of September 30, 2010, there were no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Capital Increase

On September 23, 2010, our board of directors approved the Global Offering, which increased our share capital from U.S.$39,741 million to U.S.$106,655 million as of September 29, 2010 through the issuance of 2,293,907,960 common shares and 1,788,515,136 preferred shares, with the same rights as our existing shares.

At the initial closing of the Global Offering on September 29, 2010, Petrobras raised U.S.$67,467 million, of which U.S.$39,768 million consisted of Brazilian Treasury Securities and the remaining U.S.$27,699 million consisted of cash. All of the Brazilian Treasury Securities and part of the cash we raised in the Global Offering were used to pay for the initial purchase price of the assignment agreement with the Brazilian federal government (see Note 14 of our unaudited consolidated financial statements for the nine-month period ended September 30, 2010).

As a result of the issuance, Petrobras' total issued share capital as of September 30, 2010 was comprised of 7,367,255,304 common shares and 5,489,244,532 preferred shares.

On October 1, 2010, our board of directors approved the issuance of 75,198,838 additional common shares and 112,798,256 additional preferred shares, pursuant to options granted to the underwriters to purchase additional shares. These additional shares were issued under the same terms as the Global Offering, Petrobras raised U.S.$3,091 million  as a result of the exercise of the underwriters’ over-allotment options, increasing the total proceeds from the Global Offering to U.S.$70,005 million. As of October 1, 2010, Petrobras’ total issued share capital was comprised of 7,442,454,142 common shares and 5,602,042,788 preferred shares.

The direct costs incurred by Petrobras as a result of the Global Offering, in the amount of U.S.$234 million, net of taxes, were recorded in shareholders’ equity.

Dividends and Interest on Shareholders’ Equity

a) Related to 2009 results

The General Shareholders’ Meeting of April 22, 2010 approved dividends relating to the year ended December 31, 2009 in the amount of U.S.$4,560 million to common and preferred shares, without distinction, restated in accordance with the SELIC rate  from  December  31, 2009 until the date of payment on April 30, 2010.

Interest on shareholders’ equity in the total amount of U.S.$3,912 million is included in these dividends and was distributed as follows:

•   On June 24, 2009, in the amount of U.S.$1,347 million, which was made available to shareholders on November 30, 2009, based on the share position of July 3, 2009.

21

FINANCIAL HIGHLIGHTS

•   On September 21, 2009, in the amount of U.S.$964 million, which was made available to shareholders on December 21, 2009, based on the share position of September 30, 2009.

•   On December 17, 2009, in the amount of U.S.$1,002 million, which was made available to shareholders on December 29, 2009, based on the share position of December 18, 2009.

•   On February 26, 2010, the final portion of interest on shareholders’ equity, which was made available to shareholders on April 30, 2010, based on the shareholding position as of April 22, 2010, in the amount of U.S.$599 million, together with the dividends of U.S.$648 million.

b) Interest on shareholders' equity – fiscal year 2010

The Company’s board of directors approved distributions to shareholders in the form of interest on shareholders’ equity, in advance of the close of the 2010 fiscal years, as contemplated by the Brazilian Corporate Law, as follows:

•   On May 14, 2010, in the amount of U.S.$977 million which was made available to shareholders on May 31, 2010, based on the shareholding position on May 21, 2010.

•   On July 16, 2010, in the amount of US$986 million, which was made available to shareholders on August 31, 2010, based on the shareholding position on July 30, 2010.

•  On October 22, 2010,  in the amount of US$1,074 million, to be made available not later than December 31, 2010, based on the shareholding position on November 1°, 2010.

Advance payments of interest on shareholders’ equity will be counted toward the remuneration that will be distributed upon the close of the 2010 fiscal year. The amount will be updated according to the SELIC rate from the date of payment until the end of the aforementioned fiscal year.

The interest on shareholders’ equity is subject to income tax at the rate of 15%, except for shareholders that are declared immune or exempt.

22

FINANCIAL STATEMENTS

Income Statement

(in millions of U.S. dollars, except for share and per share data)

				For the nine-month periods ended September 30,
2Q-2010	3Q-2010	3Q-2009		2010	2009

36,928	38,859	32,488	Sales of products and services	110,407	82,388
			Less:
(6,302)	(6,826)	(5,659)	Value-added and other taxes on sales and services	(19,242)	(14,702)
(1,002)	(1,152)	(954)	CIDE	(3,101)	(2,017)
29,624	30,881	25,875	Net operating revenues	88,064	65,669

(17,456)	(18,472)	(14,350)	Cost of sales	(51,185)	(35,232)
(2,088)	(2,078)	(2,013)	Depreciation, depletion and amortization	(6,208)	(4,904)
(353)	(450)	(396)	Exploration, including exploratory dry holes	(1,342)	(1,194)
-	-	-	Impairment	(94)	-
(2,148)	(2,302)	(2,001)	Selling, general and administrative expenses	(6,502)	(5,126)
(231)	(288)	(223)	Research and development expenses	(736)	(545)
(202)	(237)	(195)	Employee benefit expense for non-active participants	(640)	(519)
(930)	(1,269)	(1,416)	Other operating expenses	(3,147)	(2,052)
(23,408)	(25,096)	(20,594)	Total costs and expenses	(69,854)	(49,572)

6,216	5,785	5,281	Operating income (loss)	18,210	16,097

(16)	248	157	Equity in results of non-consolidated companies	220	372
511	555	499	Financial income	1,479	1,321
(466)	(441)	(529)	Financial expense	(1,263)	(1,011)
(446)	1,092	624	Monetary and exchange variation	311	(276)
(81)	(168)	(61)	Other taxes	(334)	(209)
5	(57)	41	Other expenses, net	40	(36)
(493)	1,229	731		453	161

5,723	7,014	6,012	Income (Loss) before income taxes	18,663	16,258

			Income tax expense:
(845)	(537)	(1,253)	Current	(3,158)	(4,042)
(642)	(1,446)	(613)	Deferred	(1,872)	(322)
(1,487)	(1,983)	(1,866)	Total income tax expense	(5,030)	(4,364)

4,236	5,031	4,146	Net income for the period	13,633	11,894

10	(306)	(412)	Less: Net income attributable to the non-controlling interest	(345)	(1,533)
4,246	4,725	3,734	Net income attributable to Petrobras	13,288	10,361

			Weighted average number of shares outstanding
5,073,347,344	5,123,214,908	5,073,347,344	Common	5,090,152,531	5,073,347,344
3,700,729,396	3,739,610,160	3,700,729,396	Preferred	3,713,832,071	3,700,729,396

0.48	0.53	0.43	Basic and diluted earnings per share Common and preferred	1.51	1.18

			Basic and diluted earnings per ADS
0.96	1.06	0.86	Common and preferred	3.02	2.36

23

FINANCIAL STATEMENTS

Balance Sheet Data

(in millions of U.S. dollars, except for share data)

	As of September 30, 2010	As of December 31, 2009
Assets
Current assets
Cash and cash equivalents	27,451	16,169
Marketable securities	6,795	72
Accounts receivable, net	11,283	8,115
Inventories Recoverable taxes	12,538 4,765	11,227 3,940
Other current assets	3,140	3,121
Total current assets	65,972	42,644

Property, plant and equipment, net	206,278	136,167

Investments in non-consolidated companies and other investments	5,951	4,350

Non-current assets
Accounts receivable, net	2,577	1,946
Advances to suppliers	3,831	3,267
Petroleum and alcohol account – receivable from Federal Government	484	469
Marketable securities	2,892	2,659
Restricted deposits for legal proceedings and guarantees	1,533	1,158
Recoverable taxes	6,315	5,462
Others	2,303	2,148
Total non-current assets	19,935	17,109

Total assets	298,136	200,270

Liabilities and shareholders' equity
Current liabilities
Trade accounts payable	11,782	9,882
Current debt	12,521	8,553
Current portion of capital lease obligations	138	227
Taxes payable	5,410	5,974
Payroll and related charges	2,314	2,118
Dividends and interest on capital payable	1,078	1,340
Other current liabilities	4,238	2,871
Total current liabilities	37,481	30,965

Long-term liabilities
Long-term debt	54,131	48,149
Capital lease obligations	155	203
Employees’ post-retirement benefits obligation Pension and Health care	11,861	10,963
Deferred income taxes	11,898	9,844
Other liabilities	5,796	4,726
Total long-term liabilities	83,841	73,885

Shareholders' equity
Shares authorized and issued:
Preferred share – 2010 – 5,489,244,532 shares and 2009 – 3,700,729,396 shares	44,514	15,106
Common share - 2010 – 7,367,255,304 shares and 2009 – 5,073,347,344 shares	62,141	21,088
Additional paid in capital	(24)	707
Reserves and others	67,949	57,157
Petrobras’ Shareholders' Equity	174,580	94,058

Non-controlling interest	2,234	1,362

Total Equity	176,814	95,420

Total liabilities and shareholders’ equity	298,136	200,270

24

FINANCIAL STATEMENTS

Statement of Cash Flows Data

(in millions of U.S. dollars)

				For the nine-month periods ended September 30,
2Q-2010	3Q-2010	3Q-2009		2010	2009

			Cash flows from operating activities
4,236	5,031	4,146	Net income for the period	13,633	11,894

			Adjustments to reconcile net income to net cash provided by operating activities:
2,088	2,078	2,013	Depreciation, depletion and amortization	6,208	4,904
199	184	166	Dry hole costs	731	495
16	(248)	(157)	Equity in the results of non-consolidated companies	(220)	(372)
52	(1,377)	(1,881)	Foreign exchange (gain)/loss	(384)	(1,726)
-	-	-	Impairment	94	-
643	1,446	613	Deferred income taxes	1,872	322
89	381	112	Other	1,010	345

			Working capital adjustments
(222)	(1,665)	676	Increase in accounts receivable, net	(2,999)	(81)
86	(842)	(3)	Increase in inventories	(1,188)	(210)
(60)	2,435	(703)	Increase (decrease) in trade accounts payable	1,676	(756)
(483)	195	(573)	Increase (decrease) in taxes payable	(683)	251
36	(538)	227	Increase in advances to suppliers	(439)	(362)
(503)	(721)	825	Increase (decrease) in recoverable taxes	(1,355)	363
1,737	(1,165)	2,773	Increase (decrease) in other working capital adjustments	677	2,938

7,914	5,194	8,234	Net cash provided by operating activities	18,633	18,005

(11,740)	(20,554)	(10,659)	Net cash flows from investing activities	(42,185)	(25,522)

2,323	28,501	11,964	Net cash flows from financing activities	33,952	14,624

(1,503)	13,141	9,539	Increase (Decrease) in cash and cash equivalents	10,400	7,107
(139)	1,338	2,186	Effect of exchange rate changes on cash and cash equivalents	882	2,989
14,614	12,972	4,870	Cash and cash equivalents at beginning of period	16,169	6,499
12,972	27,451	16,595	Cash and cash equivalents at the end of period	27,451	16,595

25

FINANCIAL STATEMENTS

Income Statement by Segment

For the nine-month period ended September 30, 2010

U.S.$ million

	E&P	REFINING, TRANSPORTATION AND MARKETING (1)	GAS AND POWER (1)	INTERN.	DISTRIB.	CORPOR. (2)	ELIMIN.	TOTAL

STATEMENT OF INCOME

Net operating revenues from third parties	217	48,358	5,256	7,725	26,508	-	-	88,064
Inter-segment net operating revenues	39,293	23,815	639	2,022	539	-	(66,308)	-

Net operating revenues

	39,510	72,173	5,895	9,747	27,047	-	(66,308)	88,064

Cost of sales	(14,981)	(66,623)	(3,963)	(6,965)	(24,708)	-	66,055	(51,185)
Depreciation, depletion and amortization	(4,093)	(758)	(351)	(645)	(158)	(187)	(16)	(6,208)
Exploration, including exploratory dry holes	(1,026)	-	-	(316)	-	-	-	(1,342)
Impairment	-	-	(44)	(50)	-	-	-	(94)
Selling, general and administrative expenses	(302)	(2,152)	(591)	(630)	(1,313)	(1,591)	77	(6,502)
Research and development expenses	(357)	(126)	(82)	(3)	(3)	(165)	-	(736)
Employee benefit expense for non-active participants	-	-	-	-	-	(640)	-	(640)
Other operating expenses	(829)	(892)	(176)	(193)	(46)	(1,034)	23	(3,147)
Cost and expenses	(21,588)	(70,551)	(5,207)	(8,802)	(26,228)	(3,617)	66,139	(69,854)

Operating income (loss)	17,922	1,622	688	945	819	(3,617)	(169)	18,210

Equity in results of non-consolidated companies	91	1	115	17	-	(4)	-	220
Financial income (expenses), net	-	-	-	-	-	527	-	527
Other taxes	(109)	(37)	(15)	(65)	(13)	(94)	(1)	(334)
Other expenses, net	(12)	46	4	(3)	5	-	-	40

Income (Loss) before income taxes	17,892	1,632	792	894	811	(3,188)	(170)	18,663

Income tax benefits (expense)	(6,052)	(555)	(229)	(142)	(277)	2,168	57	(5,030)
Net income (loss) for the period	11,840	1,077	563	752	534	(1,020)	(113)	13,633
Less: Net income (loss) attributable to the non-controlling interest	103	(37)	8	(57)	-	(362)	-	(345)

Net income (loss) attributable to Petrobras	11,943	1,040	571	695	534	(1,382)	(113)	13,288

(1)  The segment information for 2009 and 2010 was prepared considering the changes in business areas, due to the transfer of the management of the fertilizer business from the segment "Refining,    Transportation and Marketing" to "Gas and Power".

(2)  The results with biofuels are included in the Corporate segment.

26

FINANCIAL STATEMENTS

Income Statement by Segment

For the nine-month period ended September 30, 2009

U.S.$ million

	E&P	REFINING, TRANSPORTATION AND MARKETING (1)	GAS AND POWER (1)	INTERN.	DISTRIB	CORPOR. (2)	ELIMIN.	TOTAL

STATEMENT OF INCOME

Net operating revenues from third parties	484	35,267	3,728	6,048	20,142	-	-	65,669
Inter-segment net operating revenues	25,577	17,624	682	1,009	487	-	(45,379)	-

Net operating revenues

	26,061	52,891	4,410	7,057	20,629	-	(45,379)	65,669

Cost of sales	(10,980)	(41,900)	(3,163)	(5,197)	(18,810)	-	44,818	(35,232)
Depreciation, depletion and amortization	(3,089)	(740)	(185)	(616)	(128)	(146)	-	(4,904)
Exploration, including exploratory dry holes	(1,015)	-	-	(179)	-	-	-	(1,194)
Impairment	-	-	-	-	-	-	-	-
Selling, general and administrative expenses	(255)	(1,624)	(423)	(547)	(1,015)	(1,339)	77	(5,126)
Research and development expenses	(215)	(113)	(14)	(1)	(4)	(198)	-	(545)
Employee benefit expense for non-active participants	-	-	-	-	-	(519)	-	(519)
Other operating expenses	(1,041)	(355)	(268)	(109)	51	(360)	30	(2,052)
Cost and expenses	(16,595)	(44,732)	(4,053)	(6,649)	(19,906)	(2,562)	44,925	(49,572)

Operating income (loss)	9,466	8,159	357	408	723	(2,562)	(454)	16,097

Equity in results of non-consolidated companies	(1)	251	79	42	-	1	-	372
Financial income (expenses), net	-	-	-	-	-	34	-	34
Other taxes	(7)	(36)	(8)	(51)	(10)	(96)	(1)	(209)
Other expenses, net	(18)	162	(13)	(155)	1	(13)	-	(36)

Income (Loss) before income taxes	9,440	8,536	415	244	714	(2,636)	(455)	16,258

Income tax benefits (expense)	(3,210)	(2,817)	(113)	(303)	(242)	2,167	154	(4,364)

Net income (loss) for the period	6,230	5,719	302	(59)	472	(469)	(301)	11,894
Less: Net income (loss) attributable to the non-controlling interest	67	(33)	(60)	(62)	-	(1,445)	-	(1,533)

Net income (loss) attributable to Petrobras	6,297	5,686	242	(121)	472	(1,914)	(301)	10,361

(1)  The segment information for 2009 and 2010 was prepared considering the changes in business areas, due to the transfer of the management of the fertilizer business from the segment "Refining,    Transportation and Marketing" to "Gas and Power".

(2)  The results with biofuels are included in the Corporate segment.

27

FINANCIAL STATEMENTS

Other Operating Expenses by Segment

For the nine-month period ended September 30, 2010

	U.S.$ million

	E&P	REFINING, TRANSPORTATION AND MARKETING (1)	GAS AND POWER (1)	INTERN.	DISTRIB.	CORPOR. (2)	ELIMIN.	TOTAL

Losses from legal proceedings	(339)	(139)	(1)	(10)	(104)	(311)	-	(904)
Institutional relations and culture projects	(28)	(17)	(8)	(2)	(33)	(362)	-	(450)
Losses in exchange of investments	-	(412)	-	-	-	-	-	(412)
Expenses related to collective bargaining agreement	(131)	(79)	(13)	(9)	(7)	(129)	-	(368)
Allowance for marking inventory to market value	-	(41)	-	(250)	-	-	-	(291)
HSE expenses	(32)	(43)	(2)	-	-	(86)	-	(163)
Unscheduled stoppages of plant and equipment	(108)	(10)	(44)	-	-	-	-	(162)
Idle capacity at thermoelectric power plants	-	-	(156)	-	-	-	-	(156)
Other	(191)	(151)	48	78	98	(146)	23	(241)
	(829)	(892)	(176)	(193)	(46)	(1,034)	23	(3,147)

(1)  The segment information for 2009 and 2010 was prepared considering the changes in business areas, due to the transfer of the management of the fertilizer business from the segment "Refining, Transportation and Marketing" to "Gas and Power".

(2)  The results with biofuels are included in the Corporate segment.

For the nine-month period ended September 30, 2009

	U.S.$ million

	E&P	REFINING, TRANSPORTATION AND MARKETING (1)	GAS AND POWER (1)	INTERN.	DISTRIB.	CORPOR. (2)	ELIMIN.	TOTAL

Losses from legal proceedings	(1,123)	(72)	(13)	(11)	(19)	(20)	-	(1,258)
Institutional relations and culture projects	(22)	(12)	(4)	-	(24)	(267)	-	(329)
Allowance for marking inventory to market value	-	(79)	(2)	(166)	-	(5)	-	(252)
Expenses related to collective bargaining agreement	(85)	(44)	(6)	(6)	-	(83)	-	(224)
Unscheduled stoppages of plant and equipment	(160)	(10)	(38)	(10)	-	-	-	(218)
Idle capacity at thermoelectric power plants	-	-	(202)	-	-	-	-	(202)
HSE expenses	(23)	(22)	(1)	-	-	(71)	-	(117)
Other	372	(116)	(2)	84	94	86	30	548
	(1,041)	(355)	(268)	(109)	51	(360)	30	(2,052)

(1)  The segment information for 2009 and 2010 was prepared considering the changes in business areas, due to the transfer of the management of the fertilizer business from the segment "Refining, Transportation and Marketing" to "Gas and Power".

(2)  The results with biofuels are included in the Corporate segment.

28

FINANCIAL STATEMENTS

Selected Balance Sheet Data by Segment

	For the nine-month period ended September 30, 2010 U.S.$ million

	E&P	REFINING, TRANSPORTATION AND MARKETING (1)	GAS AND POWER (1)	INTERN.	DISTRIB.	CORPOR. (2)	ELIMIN.	TOTAL

Current assets

	4,816	16,069	2,946	3,045	3,999	39,428	(4,331)	65,972
Cash and cash equivalents	-	-	-	-	-	27,820	(369)	27,451
Other current assets	4,816	16,069	2,946	3,045	3,999	11,608	(3,962)	38,521

Investments in non-consolidated companies and other investments	317	2,733	777	1,250	223	651	-	5,951

Property, plant and equipment, net	125,898	42,000	23,395	9,310	2,495	3,227	(47)	206,278

Non-current assets	3,833	2,925	1,491	2,518	344	9,063	(239)	19,935

Total assets

	134,864	63,727	28,609	16,123	7,061	52,369	(4,617)	298,136

(1) The segment information for 2009 and 2010 was prepared considering the changes in business areas, due to the transfer of the management of the fertilizer business from the segment "Refining,

Transportation  and Marketing" to "Gas and Power".

(2) The assets with biofuels are included in the Corporate segment.

29

FINANCIAL STATEMENTS

Selected Balance Sheet Data by Segment

Year ended December 31, 2009

	U.S.$ million

	E&P	REFINING, TRANSPORTATION AND MARKETING (1)	GAS AND POWER (1)	INTERN.	DISTRIB.	CORPOR. (2)	ELIMIN.	TOTAL

Current assets

	3,636	14,810	2,971	2,737	3,270	19,948	(4,728)	42,644
Cash and cash equivalents	-	-	-	-	-	16,169	-	16,169
Other current assets	3,636	14,810	2,971	2,737	3,270	3,779	(4,728)	26,475

Investments in non-consolidated companies and other investments	285	1,635	761	1,318	221	130	-	4,350

Property, plant and equipment, net	70,098	31,508	20,196	9,375	2,342	2,653	(5)	136,167

Non-current assets	3,577	2,016	1,433	1,484	294	8,467	(162)	17,109

Total assets

	77,596	49,969	25,361	14,914	6,127	31,198	(4,895)	200,270

(1)   The segment information for 2009 and 2010 was prepared considering the changes in business areas, due to the transfer of the management of the fertilizer business from the segment "Refining, Transportation and Marketing" to "Gas and Power".

(2)   The assets with biofuels are included in the Corporate segment.

30

FINANCIAL STATEMENTS

Selected Data for International Segment

	INTERNATIONAL U.S.$ million

	E&P	REFINING, TRANSPORTATION AND MARKETING	GAS AND POWER	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

INTERNATIONAL

ASSETS (As of September 30, 2010)

	12,361	3,062	796	765	1,644	(2,505)	16,123

STATEMENT OF INCOME

(For the nine-month period ended September 30, 2010)

Net Operating Revenues

	2,688	5,418	402	3,011	-	(1,772)	9,747

Net operating revenues from third parties	510	3,838	372	2,985	-	20	7,725
Inter-segment net operating revenues	2,178	1,580	30	26	-	(1,792)	2,022

Net income (loss) attributable to Petrobras

	869	(6)	78	33	(274)	(5)	695

	INTERNATIONAL U.S.$ million

	E&P	REFINING, TRANSPORTATION AND MARKETING	GAS AND POWER	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

INTERNATIONAL

ASSETS (As of December 31, 2009)

	11,379	2,813	769	650	1,858	(2,555)	14,914

STATEMENT OF INCOME

(For the nine-month period ended September 30, 2009)

Net Operating Revenues

	1,945	4,294	317	1,909	2	(1,410)	7,057

Net operating revenues from third parties	651	3,240	278	1,877	2	-	6,048
Inter-segment net operating revenues	1,294	1,054	39	32	-	(1,410)	1,009

Net income (loss) attributable to Petrobras

	422	(141)	55	10	(484)	17	(121)

31

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2010
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.